Exhibit 1.01

KOPIN CORPORATION

Conflict Minerals Report
for the Reporting Period from January 1, 2022 to December 31, 2022

1.	Background/Summary of Conflict Minerals

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), requires registrants that file reports with the Securities and Exchange Commission (“SEC”) under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, to determine whether conflict minerals (defined as tin, tantalum, tungsten or gold, the “3TGs” or “conflict minerals”) are necessary to the functionality or production of manufactured products. If such conflict minerals are necessary, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any such conflict minerals originated in the Democratic Republic of the Congo or any adjoining country (collectively the “Covered Countries”), or are from recycled or scrap sources.

If based on the results of the RCOI, the registrant has reason to believe that the necessary conflict minerals may have originated in a Covered Country and has reason to believe that such conflict minerals may not be from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of its 3TGs. This due diligence must be conducted in accordance with the framework established by the Organization of Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or other nationally- or internationally-recognized framework.

If, as a result of the due diligence, the registrant determines that its conflict minerals may have originated in any of the Covered Countries, or the registrant is unable to determine the country of origin, the registrant is required to file a report on Form SD (a Specialized Disclosure Report) with the SEC that must include a Conflict Minerals Report that includes a description of the registrant’s due diligence measures as an exhibit. The Form SD must also include a separate heading entitled “Conflict Minerals Disclosure” and disclose that the registrant has filed a Conflict Minerals Report, together with a link to the registrant’s publicly available website.

In accordance with Section 1502 of the Dodd-Frank Act and the SEC regulations, Kopin Corporation (“Kopin”) is submitting this Conflict Minerals Report for the reporting period from January 1, 2022 to December 31, 2022.

2.	Company Overview

Kopin is a is a leading developer and provider of high-performance application-specific optical solutions consisting of high-resolution microdisplays, microdisplays subassemblies and related components for defense, enterprise, industrial, and consumer products. Our products are used for soldier, avionic, armored vehicle, and training & simulation defense applications; industrial, public safety and medical headsets; 3D optical inspection systems; and consumer augmented reality (“AR”) and virtual reality (“VR”) wearable headsets systems. Additional information about Kopin is available on its website at www.kopin.com.

Kopin strives to apply high ethical and responsible principles in every aspect of its business conduct and the responsible sourcing of minerals through its global supply chain. Kopin is working diligently with its global supply chain partners to ensure compliance with the SEC’s applicable conflict minerals regulations, as set forth below.

3.	Kopin’s Due Diligence on Source and Chain of Custody

Kopin designed its conflict minerals due diligence framework to materially conform to the internationally-recognized framework developed by the OECD. Kopin’s designed due diligence framework for 2022 included the steps listed below. Based on the risks identified, Kopin expects to develop reasonable policies to deal with issues identified.

Step 1: Establish Internal Management Systems

Step 2: Identify and Assess Risks in Kopin’s Supply Chain

Step 3: Report Annually on Supply Chain Due Diligence

Based on the due diligence framework, Kopin conducted the following activities:

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Established Internal Management Systems

Kopin established a team responsible for the due diligence process, which included employees involved with material procurement, quality control and engineering. Kopin also established a Policy on Conflict Minerals Sourcing (the “Policy”) that states its commitment to ethical business conduct and the responsible sourcing of minerals through its global supply chain. The Policy is available at www.kopin.com/governance-documents. In addition, conflict mineral terms and conditions are incorporated in our purchase orders.

Identified and Assessed Risks in the Supply Chain

There are many levels of suppliers, manufacturers and/or distributors between Kopin and the smelters/refiners in Kopin’s supply chain. Obtaining information about smelters/refiners in Kopin’s chain was challenging because Kopin is distant from the sources of 3TGs in its products. In order for Kopin to identify the risk that the 3TGs in its supply chain may be coming from sources supporting armed groups in the Covered Countries, Kopin requested its identified suppliers to provide information regarding sources of 3TGs in the products supplied to Kopin and to identify the 3TG smelters/refiners in the supply chain. To solicit this information, Kopin adopted the template developed by Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template version 3.02. Kopin relies upon its suppliers to provide information on the origin of the 3TGs contained in its components and materials supplied to it, including sources of 3TGs that are supplied to them from sub-tier suppliers. Kopin asked 16 of its suppliers identified as having supplied Kopin with product in 2022 to complete and return the EICC-GeSI Conflict Minerals Reporting Template.

Kopin’s Responses to Identified Risks

For those suppliers who responded and indicated that the EICC-GeSI report was applicable, Kopin reviewed the supplier survey responses and, based on the results, determined which suppliers required follow-up.

Of the 16 suppliers identified as supplying Kopin with products in 2022 and requested by Kopin to complete the EICC-GeSI Conflict Minerals Reporting Template, seven suppliers responded that they use conflict minerals in their products. Of the seven responses that indicated the use of conflict minerals in their products, five indicated that they had identified all of the smelters their company and its suppliers use to supply the products and two responded that they had not identified all of the smelters. Of the seven responses that indicated the use of conflict minerals in their products, three responded that they could conclude that the source(s) of 3TG in specific products supplied to Kopin were not from a Covered Country, three suppliers reported that the origin of 3TGs was unknown, and one supplier reported that the 3TGs originated from a Covered Country. The supplier that reported to us that they sourced 3TGs from a Covered Country stated that the smelters used had been compliant with the Conflict-Free Sourcing Initiative. For suppliers that provided incomplete responses or did not respond at all, Kopin followed up through additional email communications. Kopin established a documentation and record maintenance mechanism to ensure the retention of relevant documentation in an electronic database. Given the incomplete information received by Kopin from its suppliers of parts containing 3TGs and the assertion by the supplier that they sourced 3TGs from a Covered Country, Kopin has not been able to determine whether any 3TGs in products that Kopin manufactured in 2022 financed or benefited armed groups in a Covered Country.

Kopin is reporting annually to the SEC, the public and its stockholders by filing this Conflict Minerals Report. Kopin expects to make further progress in reaching through the levels of its supply chain in the continued effort to identify the smelters/refiners supplying the 3TGs in our products and to obtain information about their 3TG mineral sourcing and due diligence practices. Kopin’s focus in 2023 is to follow up with suppliers who provide incomplete responses. Using the information obtained from our direct suppliers, we plan to obtain as much information as we can about the identities and status of the 3TG smelters/refiners in our supply chain. Due to the many levels of suppliers, manufactures and/or distributors, it will take time for many of Kopin’s suppliers to verify the origin of all of the conflict minerals.

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4.	Description of Kopin Products

Kopin is a leading developer and provider of innovative display and optical technologies sold as critical components and subassemblies for defense, industrial and consumer products. The various components used to make Kopin’s products may contain 3TGs.

5.	The Facilities Used to Process the Conflict Minerals

Kopin is a “downstream” company with many tiers in its supply chain and does not know, as of this reporting period, which specific smelters or refiners are providing the 3TGs that were incorporated into its manufactured products. As a result, Kopin cannot confirm the extent, if any, to which the 3TGs in its products came from the Covered Countries at this time.

6.	Countries of Origin of Conflict Minerals/Efforts to Determine Mine or Origin with Greatest Possible Specificity

From the information Kopin received from its suppliers for 2022, Kopin was not able to determine with any certainty the country of origin of the 3TGs in its manufactured products from certain suppliers. The information Kopin received either did not identify the country of origin or the information provided was not directly applicable to specific products supplied to Kopin. As a result, Kopin cannot confirm the extent, if any, to which the 3TGs in its products came from the Covered Countries at this time. In addition, Kopin was unable to identify all of the specific smelters or refiners in its supply chain and as a result could not obtain information regarding the upstream mine or origin of the minerals in question. Kopin will continue to work with its supply chain to identify specific smelters/refiners and will continue to ask for this information as part of its supplier survey process.

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